Kayne Anderson Midstream/Energy Fund, Inc.

811 Main Street, 14th Floor

Houston, Texas 77002

(877) 657-3863

May 25, 2018

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management,

    Disclosure Review Office

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson Midstream/Energy Fund, Inc.

Registration Statement on Form N-14 (File No. 333-224204)

Acceleration Request

Dear Mr. Bartz:

Kayne Anderson Midstream/Energy Fund, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form N-14 be accelerated so that it may become effective at 1:00 p.m., Washington, D.C. time, on May 29, 2018 or as soon thereafter as practicable.

The Company acknowledges the following: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kayne Anderson Midstream/Energy Fund, Inc.

By:	/s/ TERRY A. HART
Terry A. Hart
Chief Financial Officer

cc:	R. William Burns III, Esq., Paul Hastings LLP

David A. Hearth, Esq., Paul Hastings LLP